SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE
13d-2(a)

Geos Communications, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

37363N102
(CUSIP Number)

Stephen F. Butterfield
6991 E. Camelback Road, Suite B-290, Scottsdale, AZ 85251
(480) 947-7703
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 8, 2009
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: 37363N102	13D

1	names of reporting persons Stephen F. Butterfield
2	check the appropriate box if a member of a group (A) ☐ (B) ☐
3	sec use only
4	source of funds OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization United States
number of shares beneficially owned by each reporting person with	7	sole voting power 6,960,219
	8	shared voting power 0
	9	sole dispositive power 6,960,219
	10	shared dispositive power 0
11	aggregate amount beneficially owned by each reporting person 6,960,219
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row (11) 17.6%*
14	type of reporting person IN

*	Based on 32,647,642 outstanding shares of common stock of Geos Communications, Inc. (the “Company”), as reported on the Company’s Annual Report on Form 10-K for the 2009 fiscal year.

CUSIP: 37363N102	13D

1	names of reporting persons Stephen F. Butterfield, Living Trust U/A/D 01/12/1999
2	check the appropriate box if a member of a group (A) ☐ (B) ☐
3	sec use only
4	source of funds OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization United States
number of shares beneficially owned by each reporting person with	7	sole voting power 5,260,000
	8	shared voting power 0
	9	sole dispositive power 5,260,000
	10	shared dispositive power 0
11	aggregate amount beneficially owned by each reporting person 5,260,000
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row (11) 13.9%*
14	type of reporting person OO

*	Based on 32,647,642 outstanding shares of common stock of the Company, as reported on the Company’s Annual Report on Form 10-K for the 2009 fiscal year.

CUSIP: 37363N102	13D

ITEM 1.	SECURITY AND ISSUER.

This statement on Schedule 13D relates to shares of preferred stock convertible into, and warrants to purchase, shares of common stock (the “Common Stock”), of the Geos Communications, Inc. (the “Issuer” or “Company”), with its principal offices at 430 N. Carroll Ave., Suite 120, Southlake, TX 76092.

ITEM 2.	IDENTITY AND BACKGROUND.

The persons filing this statement are the Stephen F. Butterfield, Living Trust U/A/D 01/12/1999 (“Butterfield Trust”) and Stephen F. Butterfield (“Butterfield”), in his capacity as the sole trustee of the Butterfield Trust (“Butterfield,” and together with the Butterfield Trust, the “Reporting Persons”). The business address for the Reporting Persons is 6991 E. Camelback Road, Suite B-290, Scottsdale, Arizona 85251.

The Butterfield Trust is a trust created under the laws of the State of Arizona.

Mr. Butterfield is the sole trustee of the Butterfield Trust and is a United States citizen. Mr. Butterfield presently serves as vice chairman of Nelnet, Inc., the business address of which is 121 South 13th Street, Suite 201, Lincoln, Nebraska.

During the last five years, neither of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On April 27, 2009, pursuant to the terms of a subscription agreement dated April 27, 2009 and for a total purchase price of $500,000, the Company issued to the Butterfield Trust (i) 500 shares of the Company’s Series F Convertible Preferred Stock, no par value per share (the “Series F Preferred Shares”) and (ii) a three-year warrant (the “Original Warrant”) to purchase 2,857,143 shares of the Common Stock at a price of $0.0875 per share.

Subsequently, effective June 5, 2009, the Company and the Butterfield Trust entered into an Exchange Agreement (the “Exchange Agreement”) whereby the Company issued to the Butterfield Trust an Amended and Restated Warrant (the “Amended and Restated Warrant”), which amended certain terms of the Original Warrant, in consideration of the mutual agreements contained in the Exchange Agreement. The Amended and Restated Warrant amended the terms of the Original Warrant to, among other items, reflect the Company’s reverse stock split effected by the Company with the Secretary of State of Washington on May 14, 2009 (the “Reverse Split”), change the number of shares purchasable under the Original Warrant from 2,857,143 to 500,000, and change the exercise price for the purchase of such shares from $0.0875 per share to $0.625 per share.  Pursuant to the Exchange Agreement, the Original Warrant was cancelled.

On June 8, 2009, pursuant to the terms of a subscription agreement dated June 5, 2009 and for a total purchase price of $3,000,000, the Company issued to the Butterfield Trust (i) 3,000 Series F Preferred Shares and (ii) a three-year warrant to purchase 3,000,000 shares of the Company’s Common Stock at a price of $0.625 per share.

Pursuant to the terms of a subscription agreement dated November 19, 2009, and for a total purchase price of $1,500,000, the Company issued to the Butterfield Trust (i) 1,500 Series F Preferred Shares and (ii) a three-year warrant to purchase 1,500,000 shares of the Company’s Common Stock at a price of $0.625 per share.

The above-described Series F Preferred Shares were subsequently contributed to a grantor retained annuity trust of which Butterfield is the sole trustee. Taking into account a conversion restriction in the certificate of designations of the Series F Preferred Shares, which prohibits any conversion that would result in the holder’s owning more than 4.9% of the issued and outstanding shares of Common Stock, Butterfield can be deemed to beneficially own an additional 1,700,219 shares of Common Stock.

CUSIP: 37363N102	13D

On February 23, 2010, the Company issued a Drawdown Promissory Note in an amount up to a maximum of $2,000,000 (the “Drawdown Note”)to the Butterfield Trust.  The Drawdown Note accrues interest at a rate of twelve percent per annum and the principal and interest thereon is due and payable on the earlier of (i) the closing on at least $5,000,000 of subscriptions for shares of Series H Preferred Stock of the Company, which is a series of preferred stock the Company anticipates creating (the “Series H Preferred Stock”) in the Offering (as defined below); or (ii) August 23, 2010 (the “Maturity Date”).  The Butterfield Trust may convert all or any portion of the principal balance of, or accrued but unpaid interest on, the Drawdown Note into the securities the Company anticipates offering in a private placement of up to $16,000,000 of equity in the form of Series H Preferred Stock and warrants (the “Offering”), at a conversion price equal to the purchase price paid for the Series H Preferred Stock and warrants in the Offering.  The Drawdown Note requires the issuance of a three-year warrant  to purchase 10,000 shares of Common Stock for each $100,000 drawdown thereunder at a purchase price of $0.20 per share.  On February 23, 2010, March 17, 2010, April 19, 2010, and May 19, 2010, the Company requested and received drawdown disbursements of $600,000, $700,000, $700,000, and $600,000, respectively.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons have acquired the securities described above for investment purposes. Except as set forth herein, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the following actions:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

The Reporting Persons, as shareholders of the Issuer, will continue to evaluate the Issuer’s business, prospects and financial condition, the market for the Common Stock, monetary and stock market conditions, and other further developments, and will continue to participate in meetings or hold discussions with the Issuer’s management, other shareholders, and other persons, regarding the operations, assets, capital structure, or ownership of the Issuer.  Such discussions may relate to one or more of the transactions specified in clauses (a) through (j) above.  The Reporting Persons may determine to acquire additional Common Stock through open market purchases or otherwise, sell Common Stock through the open market or otherwise, or otherwise engage or participate in a transaction with the purpose or effect of changing or influencing the control of the Issuer.  Such transactions may take place at any time and without prior notice.  There can be no assurance, however, that the Reporting Persons will take any such actions.  The Reporting Persons reserve the right to change their intentions and to develop plans or proposals that could result in any of the transactions described in subparagraphs (a) through (j) above, or any other transaction which the Reporting Persons believe could enhance shareholder value.

CUSIP: 37363N102	13D

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)  As of the date hereof, the Butterfield Trust may be deemed to be the beneficial owner of 5,260,000 shares of the Issuer’s Common Stock, representing approximately 13.9% of the Issuer’s outstanding shares of Common Stock, based on 32,647,642 shares of Common Stock outstanding, as reported on the Company’s Annual Report on Form 10-K for the 2009 fiscal year.

Butterfield may be deemed to be the beneficial owner of 6,960,219 shares of the Issuer’s Common Stock, representing approximately 17.6% of the Issuer’s outstanding shares of Common Stock, reflecting shares beneficially owned in his capacity as the sole trustee of the Butterfield Trust, and those shares of Common Stock issuable upon conversion of Series F Preferred Shares that were contributed to a grantor retained annuity trust of which he is the sole trustee.

The Butterfield Trust is a trust established under the laws of the State of Arizona for the benefit of Butterfield.  The descendents of Butterfield may become beneficiaries of the Butterfield Trust following the death of Butterfield, but are not beneficiaries of the trust estate at the current time.  The affairs of the Butterfield Trust are conducted by its trustee and his agents.

The Butterfield Trust, acting through its sole trustee, Mr. Butterfield, has the power to dispose or direct the disposition of warrants to purchase 5,260,000 shares of Common Stock.  Mr. Butterfield, in his capacity as the sole trustee of the Butterfield Trust, has the power to dispose of or direct the disposition of warrants to purchase 5,260,000 shares of Common Stock held by the Butterfield Trust, and another 1,700,219 shares of Common Stock issuable upon conversion of Series F Preferred Shares that were contributed to a grantor retained annuity trust of which he is the sole trustee.

Other than as set forth above, none of the Reporting Persons named herein is the beneficial owner of any shares of the Company’s Common Stock.

(b)  Except as described above, the Reporting Persons have sole voting and dispositive power over the shares described in (a) above.

(c)  As described in Item 3 above, on April 27, 2009 the Company issued to the Butterfield Trust the Original Warrant to purchase 2,857,143 shares of the Company’s Common Stock as partial consideration for $500,000 that the Butterfield Trust provided to the Company. For purposes of the transaction, the shares of Common Stock underlying the Original Warrant were valued at $0.0875 per share, which such price does not reflect the Reverse Split. Subsequently, effective June 5, 2009, the Company and the Butterfield Trust entered into the Exchange Agreement whereby the Company cancelled the Original Warrant and issued the Amended and Restated Warrant in consideration of the mutual agreements contained in the Exchange Agreement. For purposes of the transaction, the shares of Common Stock underlying the Amended and Restated Warrant were valued at $0.625 per share, which such price reflects the Reverse Split. On June 8, 2009, the Company issued to the Butterfield Trust a warrant to purchase 3,000,000 shares of the Company’s Common Stock as partial consideration for $3,000,000 that the Butterfield Trust provided to the Company, and on November 19, 2009, the Company issued to the Butterfield Trust a warrant to purchase 1,500,000 shares of the Company’s Common Stock as partial consideration for $1,500,000 that the Butterfield Trust provided to the Company. Also, in exchange for drawdown requests of $2,600,000 under the Drawdown Note, the Butterfield Trust holds warrants for the purchase of 260,000 shares of Common Stock at a purchase price of $0.20 per share. Finally, as described above, certain Series F Preferred Shares were contributed to a grantor retained annuity trust of which Butterfield is the sole trustee. Taking into account a conversion restriction in the certificate of designations of the Series F Preferred Shares, which prohibits any conversion that would result in the holder’s owning more than 4.9% of the issued and outstanding shares of Common Stock, Butterfield can be deemed to beneficially own an additional 1,700,219 shares of Common Stock.

CUSIP: 37363N102	13D

(d)  Not applicable.

(e)  Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described herein, there are no contracts, arrangements, understandings, or relationships between the Reporting Persons and any other Person with respect to securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

The following exhibits have been filed with this Amendment:

99.1	Joint Filing Agreement By and Among Reporting Persons, dated as of June 4, 2010

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:	June 4, 2010

/s/ Stephen F. Butterfield
Stephen F. Butterfield

STEPHEN F. BUTTERFIELD, LIVING TRUST U/A/D 01/12/1999

/s/ Stephen F. Butterfield, Trustee
Stephen F. Butterfield, Trustee